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                           April 16, 2021

       Jeff Epstein
       Co-Chief Executive Officer
       Apex Technology Acquisition Corporation
       533 Airport Blvd, Suite 400
       Burlingame, CA 94010

                                                        Re: Apex Technology
Acquisition Corporation
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed April 2, 2021
                                                            File No. 333-252712

       Dear Mr. Epstein:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 25, 2021 letter.

       Amendment No. 2 to Registration Statement on Form S-4 filed April 2,
2021

       The Background of the Business Combination, page 96

   1. We note the revisions made in response to prior comment 1. Please revise to disclose the various multiples
calculated for both AvePoint and the comparable companies, including a discussion of how
AvePoint's enterprise value was calculated for the purpose of these analyses.
       Results of Operations
       Comparison of Years Ended December 31, 2020 and December 31, 2019 Revenue, page 207

   2. We note your expanded disclosures in response to prior comment 5. Please remove your
 Jeff Epstein
Apex Technology Acquisition Corporation
April 16, 2021
Page 2
      "Total Subscription" subtotal line item. In this regard, we note On-premises/hybrid software licenses are not subscriptions. Refer to ASC 606-10-55-54(a). Similarly, revise your discussion of revenue on pages 208 and 211 to reflect the removal of the Total
      Subscription subtotal.
Critical Accounting Policies and Estimates
Equity-Based Compensation, page 222

3. Please provide us with a breakdown of all equity awards granted to date in fiscal 2020 and leading up to the filing of the Form S-4, including the fair value of the underlying common stock used to value such awards as determined by your board of directors. To the extent there were any significant fluctuations in the fair values from period-to-period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the Company or changes in your valuation assumptions or methodology. Compare the most recent valuations for options granted to the fair value of the shares of commons stock as determined by the exchange ratio described in the
      Business Combination Agreement.
General

4.    You announced that AvePoint   s Board of Directors has authorized a share
purchase
      program pursuant to which AvePoint may purchase up to $20.0 million of
Apex
      Technology Acquisition Corporation common stock until the date on which
Apex   s S-4
      Registration Statement is declared effective. Please provide us with the details of the share purchase program and an analysis of how such purchases would comply with the requirements of Rule 14e-5 under the Exchange Act. Ensure your analysis includes a discussion of whether you are a "covered person" pursuant to Rule 14e-5(c)(3)(iv).
       You may contact Ryan Rohn, Senior Staff Accountant, at (202) 551-3739 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff
Attorney, at (202) 551-3574 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                            Sincerely,
FirstName LastNameJeff Epstein
                                                    Division of Corporation
Finance
Comapany NameApex Technology Acquisition Corporation
                                                    Office of Technology
April 16, 2021 Page 2
cc:       Brian D. Paulson
FirstName LastName